Filed by Axalto Holding N.V.
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended

Subject Company: Gemplus International S.A.
Commission File No. 333-103508
Date: December 29, 2005

On December 29, 2005, Axalto Holding N.V. issued the following materials on its website, made them available at its offices in the Netherlands and France, distributed them to its shareholders and published the “Notice of an Extraordinary General Meeting of Shareholders of Axalto Holding N.V.” in French and Dutch newspapers.

Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.

Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
****

Agenda for the 2006 Extraordinary General Meeting of Shareholders
of Axalto Holding N.V.
The Extraordinary General Meeting of Shareholders of Axalto Holding N.V. (the “Company”) is to be held at the Sheraton Amsterdam Airport Hotel, Schiphol Boulevard 101, Schiphol Airport, the Netherlands at 10.30 a.m. CET on Tuesday January 31, 2006. Registration will take place between 9.30. a.m. and 10.15 a.m. CET.
Agenda
1.	Opening.

2.	Proposal to approve the following resolution:
(i)	approve the proposed Combination of the Company and Gemplus International S.A. and of all steps and acts of the Company necessary to implement the Combination as described in the Explanatory Notes to this agenda, and

(ii)	amend the Articles of Association of the Company, as described in the Explanatory Notes and Annex 1 to this agenda, and authorise in connection with the amendment of the Articles of Association any and all members of the Board as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declaration of non objection on the draft mentioned as well as to execute the notarial deed of amendment to the Articles of Association, with effect of completion of the Contribution in Kind, and

(iii)	increase the number of members of the Board to eleven (11) as per the date of completion of the Contribution in Kind, as required under the Combination Agreement, subject to the condition of execution of the deed of amendment of the Articles of Association:
a.	the appointment of Mr. Alex Mandl as Executive Chairman of the Board, for a term beginning on the date of completion of the Contribution in Kind, as required under the Combination Agreement, and expiring eighteen (18) months after the effective date of his appointment,

b.	the appointment of Mr. David Bonderman, Mr. Geoffrey Fink, Mr. Johannes Fritz and Mr. John Ormerod as non-executive members of the Board as per the date of completion of the Contribution in Kind, as required under the Combination Agreement,

c.	the acknowledgement of the resignations of Mr. Maarten Scholten and Mr. Willem Stolwijk as members of the Board as per the date of completion of the Contribution in Kind, and granting of discharge for the fulfilment of their duties until the end of their terms of office,

d.	until the time that the Board will submit a proposal for the appointment of an eleventh non-executive independent Board member to the approval of the shareholders at a future shareholders meeting, the Board will be constituted of ten (10) Board members, the aforementioned under (iii) as described in the Explanatory Notes and Annex 2 to this agenda, and
(iv)	As a consequence of the changes in the Articles of Association regarding the dismissal of the Chief Executive Officer, amend the Company’s Remuneration Policy for the Chief Executive Officer, including the terms of the remuneration in the form of shares or rights to acquire shares, as described in the Explanatory Notes and Annex 3 to this agenda, with effect of completion of the Contribution in Kind. The Company’s Remuneration Policy for the Chief Executive Officer, once amended, will also apply in principle for determining the remuneration of the Executive Chairman.
3.	Any other business.

4.	Adjournment.
This agenda, including the explanatory notes, as well as a copy of the draft deed of amendment of the Company’s Articles of Association (in Dutch and in English), information on the persons proposed for appointment to the Board and the proposed amendments to the Remuneration Policy for the Chief Executive Officer are available, free of charge, at the Company’s head office (Joop Geesinkweg 541-542, Amsterdam, the Netherlands) and at the offices of Axalto International S.A.S. (50, avenue Jean Jaurès, Montrouge Cedex, France) and are published on the Company’s website (www.axalto.com).

Explanatory notes to the agenda of the Extraordinary General Meeting of Shareholders of Axalto Holding N.V. (the “Company”),
to be held on January 31, 2006 at 10.30 a.m. CET,
at the Sheraton Amsterdam Airport Hotel, Schiphol Boulevard 101,
Schiphol Airport, the Netherlands
Re Agenda Item 2
The Board of Directors of the Company and the Board of Directors of Gemplus International S.A. (“Gemplus”) have determined that it is in the best corporate interests of the Company and Gemplus to effect the combination of their respective businesses (the “Combination”) in a “merger of equals”.
The shareholders are asked to approve the Combination and the items to implement the Combination through the single resolution hereunder.
Item 2
A Discussion on and approval of the Combination
Background to and rationale for the Combination
In an industry fragmented and having matured, ready for consolidation, the Company and Gemplus have decided to seize the first mover advantage and to select each other as their best partner for leveraging the industry growth that they both see ahead.
By doing so, the Company and Gemplus combine
-	their Sales & Marketing coverage for superior customer service,

-	their Research & Development extensive capabilities for innovation and new product deployment,

-	their best practices, combined volume and worldwide presence to improve their production efficiencies and their supply chain, to enable their suppliers to optimize their manufacturing processes, and overall reduce their overhead ratios.
By doing so, the Company and Gemplus aim at extending their value propositions to their customers, at redefining what their industry and themselves can offer in terms of secure trusted platforms and products, at developing and promoting new standards more rapidly for the new applications of their technologies, and overall at bringing new advanced convenient trusted products and capabilities to the world consumers and citizens.
By doing so, the Company and Gemplus aim at improving significantly their returns to shareholders compared to what each of their companies would have done individually, and at providing significant additional career and development opportunities for their employees.
Financial analysis of the Combination
The Combination will be executed in two steps. TPG Giant, LLC, TPG Partners III, L.P. and T3 Partners, L.P. (“S1”) and Mrs. Johanna Quandt, Mr. Stefan Quandt, Acton 1

Beteiligungs GmbH, Acton 2 Beteiligungs GmbH and Acton 3 Beteiligungs GmbH (“S2”), Gemplus’ largest shareholders, have agreed to contribute their shares to the Company at an exchange ratio of 2 Company shares for every 25 Gemplus shares. Concurrent with this Contribution in Kind, Gemplus will distribute € 0.26 per share to all its shareholders including S1 and S2. The exchange ratio, taking into account the distribution payable to Gemplus shareholders, represents a nil-premium transaction on the basis of the share price of the two companies, measured on a 30-day trailing basis.
Following the completion of the Contribution in Kind, the Company will launch a voluntary public exchange offer for the remaining Gemplus shares, based on the same exchange ratio of 2 Company shares for 25 Gemplus shares. Gemplus shareholders will receive in total, assuming full acceptances, approximately 50.2 million newly issued Company shares, representing 55.6% of the outstanding capital of the combined group, with the Company’s shareholders representing 44.4% of the share capital.
Structure of the Combination
It is intended to perform the Combination as follows:
(i)	general: the Combination will be effected by a two step transaction: (1) the Contribution in Kind (as defined below) whereby the Company shall issue new shares of its common stock with a par value of EUR 1 (“Company Shares”) to S1 and S2 in exchange for their shares of Gemplus common stock (“Gemplus Common Stock”) and (2) an offer to exchange new Company Shares to be made to shareholders of Gemplus other than S1 and S2 for their shares of Gemplus Common Stock and certain other securities subject to the offer, if any. The Combination of the respective businesses of Gemplus and the Company would commence upon completion of the Contribution in Kind. The parties, having taken into consideration the respective valuations of Gemplus (following a distribution of Euros 0.26 per share from Gemplus reserves to the Gemplus shareholders) and the Company, have set for purposes of the Combination an exchange ratio of 25 shares of Gemplus Common Stock for 2 Company Shares (the “Exchange Ratio”), on the terms and subject to the conditions set forth in the Combination Agreement dated December 6, 2005 by and among the Company, Gemplus, S1 and S2 with respect to the Combination (the “Combination Agreement”);

(ii)	as the initial step in the Combination, the Company and S1, holder of 159,305,600 shares of outstanding Gemplus Common Stock (the “S1 Shares”), representing approximately 25.3 % of the entire issued and outstanding share capital of Gemplus, and S2, holder of 115,508,200 shares of outstanding Gemplus Common Stock (the “S2 Shares”), representing approximately 18.4 % of the entire issued and outstanding share capital of Gemplus, have negotiated the transfer of the S1 Shares and the S2 Shares respectively to the Company to be made simultaneously with the filing of the French Offer (as defined below) (as evidenced by the publication of the

Avis de Dépôt) in exchange for the issuance by the Company to S1 and S2 respectively of new Company Shares in the amounts of 12,744,448 for S1 and 9,240,656 for S2, in each case determined in accordance with the Exchange Ratio (hereinafter referred to as the “S1 Contribution in Kind” and the “S2 Contribution in Kind” respectively, and together, the “Contribution in Kind”), on the terms and subject to the conditions set forth in the Combination Agreement;
(iii)	as the second step in the Combination, the Company and Gemplus have negotiated the launching in France by the Company of a voluntary exchange public tender offer (the “French Offer”) to exchange, in accordance with the Exchange Ratio, new Company Shares for all shares of Gemplus Common Stock, and certain other securities issued by Gemplus, if any, owned by any and all security holders of Gemplus, with the exception of certain security holders to which the US Offer (as defined below) would be made to the extent a US Offer is launched by the Company, on the terms and subject to the conditions set forth in the Combination Agreement;
(iv)	the Company and Gemplus have negotiated that, if the Company deems it to be required under applicable law or to be otherwise advisable, an exchange offer shall be launched in the United States (the “US Offer”) to exchange, in accordance with the Exchange Ratio, new Company Shares, or American depository shares representing new Company Shares as applicable, for Gemplus Common Stock tendered by US resident holders or American depositary shares representing Gemplus Common Stock tendered by holders without regard to residency, on the terms and subject to the conditions set forth in the Combination Agreement;
B amendment of the Articles of Association
In connection with the Combination, it is proposed to amend the Articles of Association of the Company, with effect of completion of the Contribution in Kind. For the proposal, reference is made to the Dutch draft of the deed of amendment of the Company’s Articles of Association drawn up by De Brauw Blackstone Westbroek N.V. in Amsterdam, as published on the Company’s website (www.axalto.com). Changes include the change of the name of the Company to Gemalto N.V. and the introduction of a temporary new function in the Board of Directors, the Executive Chairman, for a term beginning on the date of completion of the Contribution in Kind and expiring eighteen (18) months after said date of completion and changes regarding the dismissal of the Chief Executive Officer, which provision shall also apply to the Executive Chairman.
An unofficial English translation of the draft deed of amendment of the Articles of Association is attached to this explanatory memorandum (Annex 1). The Dutch draft deed of amendment of the Articles of Association is available for inspection at the offices of the Company.
The proposal also implies the authorisation in connection with the amendment of the Articles of Association of any and all members of the Board, as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declaration of non objection on the draft mentioned as well as to execute the notarial deed of amendment to the Articles of Association.
C Increase the number of members of the Board and appointment of Mr. Alex Mandl as Executive Chairman of the Board, as well as appointment of other members of the Board
In view of the Combination it is proposed to the General Meeting of Shareholders to increase the number of members of the Board to eleven (11) as per the date of completion of the Contribution in Kind, as required under the Combination Agreement, subject to the condition of execution of the deed of amendment of the Articles of Association, including the appointment of Mr. Alex Mandl as Executive Chairman of the Board, for a term beginning on the date of completion of the Contribution in Kind and expiring eighteen (18) months after said date of completion, the appointment of Mr. David Bonderman, Mr. Geoffrey Fink, Mr. Johannes Fritz and Mr. John Ormerod as non-executive members of the Board as per the date of completion of the Contribution in Kind, as required under the Combination Agreement, and the acknowledgement of the resignations of Mr. Maarten Scholten and Mr. Willem Stolwijk as members of the Board as per the date of completion of the Contribution in Kind, and granting of discharge for the fulfilment of their duties until the end of their terms of office.
The Board will submit a proposal for the appointment of an eleventh non-executive independent Board member to the approval of the shareholders at a future shareholders meeting. Until such time the Board will be constituted of ten (10) Board members.
For further details on the proposed candidates’ careers and experiences reference is made to the attached resumes (Annex 2).
The Board has chosen not to use its right to make a binding nomination.
D As a consequence of the changes in the Articles of Association regarding the dismissal of the Chief Executive Officer, it is proposed to amend the Company’s Remuneration Policy for the Chief Executive Officer, including the terms of the remuneration in the form of shares or rights to acquire shares with effect of completion of the Contribution in Kind.
The Company’s Articles of Association stipulate that the Board determines the remuneration of the Chief Executive Officer within the limits of the remuneration policy as adopted by the General Meeting of Shareholders. As a consequence of the proposed changes in the Articles of Association regarding the dismissal of the Chief Executive Officer, this agenda item includes the proposal to amend the Company’s Remuneration Policy for the Chief Executive Officer, including the terms of the remuneration in the form of shares or rights to acquire shares. For a description of the proposed amendments to the remuneration policy reference is made to Annex 3 to these Explanatory Notes.
It is intended that the Company’s Remuneration Policy for the Chief Executive Officer, once amended, will also form the basis for determining the remuneration of the Executive Chairman.
Conclusion
The General Meeting of Shareholders is asked to approve the above single resolution regarding the Combination and the items to implement the Combination. This resolution under agenda item 2 is adopted by a majority of at least two thirds of the votes cast at a General Meeting of Shareholders, at which at least one third of the issued share capital is represented.

Annex 1	Version dated
21/27-12II-2005
SV/FDR/WdH/GJ
F:\mail\74556249.zae.doc

	AXALTO HOLDING N.V.
	PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION		EXPLANATION

I.	Article 1.1 shall be amended and shall read as follows:
1.1.	The name of the company is: Gemalto N.V. Its corporate seat is in Amsterdam.	1.1.	The name will be amended to reflect the partnership between Gemplus and Axalto.

II.	Article 12.3 shall be amended and shall read as follows:
12.3.	The Board shall meet whenever the Chief Executive Officer, the Chairman or one-fifth of the directors in office so request. A quorum of an absolute majority of the directors entitled to vote shall be required for the adoption of a resolution of the Board in any matter whatsoever. A resolution of the absolute majority of the directors entitled to vote present, in person or by proxy, as hereinafter provided, at a meeting at which a quorum is so present, shall constitute a resolution of the Board. Each director has the right to cast one vote. In case of absence a director may issue a proxy, however, only to another director. The directors may participate in the meetings of the Board and the meetings of the Board may also be held by telephone conference, videoconference or other audiovisual transmission systems and such participation shall count as these directors being present at the meeting, provided all participating can simultaneously	12.3.	The fifth sentence (“In case of an equality of votes caste the relevant proposal shall be deemed to have been rejected, unless at least three directors are present or represented at the meeting in which case the Chief Executive Officer shall have a casting vote.”) will be deleted to enable the Board to adopt rules with respect to an equality of votes.

	hear one another. The Board meetings shall be held in the Netherlands, unless an absolute majority of the directors entitled to vote agrees otherwise.

III.	Article 16.4 shall be amended and shall read as follows:
16.4.	A resolution to suspend or dismiss a director, including a resolution to dismiss the Chief Executive Officer or the Chairman, shall upon proposal by the Board be adopted by an absolute majority of the votes cast.	16.4.	This article shall be amended to enable the General Meeting of Shareholders to suspend or dismiss members of the Board, including the Chief Executive Officer and the Executive Chairman, by a majority of votes with a simple quorum of 25% being required, as defined in article 27 paragraph 1.

IV.	After article 39 a new article 40 will be added, which article shall read as follows:
Transitional Provision: The Executive Chairman.
Article 40.
40.1.	In contravention of the foregoing provisions of these articles of association, the company shall have a director with the title of “Executive Chairman”, appointed, upon the proposal of the Board, by the General Meeting of Shareholders for the period (hereinafter referred to as: the “Executive Period”) starting on the date on which his appointment becomes effective, and expiring eighteen (18) months after the date on which his appointment becomes effective. For the duration of the Executive Period, and only during the Executive Period, the word “Chairman” as used in these articles of association shall be interpreted to mean “Executive Chairman”. The remuneration of the Executive Chairman shall be determined in accordance with the procedure provided for in article 16.5 with respect to the Chief Executive Officer.	40.	An Executive Chairman will be appointed for a fixed period of eighteen months to facilitate the integration process of Gemplus and Axalto. During this eighteen months period the roles of the Executive Chairman and the Chief Executive Officer shall be as defined in article 40.
40.2.	The day to day business of the company shall be conducted by the Chief Executive Officer. Without prejudice to article 17.6 the Chief

Executive Officer does not require the approval or consent of the Board or the Executive Chairman for any decision in respect of any day to day business matter.

40.3.	The Executive Chairman and the Chief Executive Officer will together prepare all matters which require a resolution of the Board and will furthermore be entrusted with such additional powers and duties as the Board may from time to time determine, subject always to the overall responsibility of the Board.

40.4.	For the duration of the Executive Period, and only during the Executive Period, the “Office of the Chairman” shall be constituted of the Executive Chairman and the Chief Executive Officer and they shall operate on the following principles:

Sharing of the following responsibilities:

	1.	Top thirty people;

	2.	Strategy;

	3.	Mergers & Acquisitions;

	4.	Budget;

	5.	Integration;

	6.	Representation and relationships with:

		a.	Investors;

		b.	Key customers;

		c.	Government, agencies, partners.

	7.	Process to decide on the first line management reporting to the Chief Executive Officer:

		-	Executive Chairman and Chief Executive Officer to choose jointly who is best for the position;

		-	Interview process and joint decision for people unknown to Executive Chairman or Chief Executive Officer.

• “Office of the Chairman Meeting”: shall also be attended by the Chief Financial Officer and the Heads of Human Resources, Strategy, Mergers & Acquisitions, and Integration,

and they shall meet every four to six weeks to address and decide on all the matters listed above under 1 through 7.

The Executive Chairman and Chief Executive Officer shall decide jointly in respect of all matters listed above under 1 through 7.

The Executive Chairman is not entrusted with the management of the company and does not make day-to-day operating decisions. The Executive Chairman does not have direct reporting lines to him, with the exception of the Chief Executive Officer.

40.5.	The provisions of this article 40 shall remain in effect throughout the Executive Period and shall expire and have no further force or effect upon the expiration of the Executive Period.

Annex 2
David Bonderman
David Bonderman is Vice-Chairman of the Board of Directors of Gemplus International. Mr. Bonderman is a founder of Texas Pacific Group (TPG) and serves as a principal and general partner of the firm.
Prior to forming TPG in 1993, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, D.C., where he specialized in corporate, securities, bankruptcy and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U.S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans.Mr. Bonderman serves on the Boards of the following public companies: CoStar Group, Inc.; Ducati Motor Holding, S.p.A.; Gemplus International S.A.; ProQuest Company; Ryanair Holdings, plc; and Seagate Technology. He also serves on the Boards of The Wilderness Society, the Grand Canyon Trust, the World Wildlife Fund, and the American Himalayan Foundation.
Mr. Bonderman graduated Magna Cum Laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 graduate of the University of Washington in Seattle.
Geoffrey D. Fink
Geoffrey D. Fink has served as a director of Gemplus International since October 2003. Mr. Fink is a London-based Partner of Texas Pacific Group Europe LLP, and has been with TPG since December 2000. From May 1998 to December 2000, Mr. Fink was a Vice President and subsequently Senior Vice President with Security Capital Group. Between August 1999 and December 2000, Mr. Fink was also Chief Operating Officer, head of the Management Committee, and board member of Access Space. In 1993 and from 1995 to 1998, Mr. Fink was a Consultant and then Engagement Manager with McKinsey & Company in London and he was one of the founders of McKinsey’s asset management practice. Prior to joining McKinsey, Mr. Fink worked in the M&A departments of both Goldman Sachs in London and PaineWebber in New York. Mr. Fink received a Bachelor of Arts degree summa cum laude from Yale University, a Juris Doctoris degree magna cum laude from Harvard University and a Master’s degree focused on international business from the Fletcher School of Law and Diplomacy
Dr. Johannes Fritz
•	Born in 1954

•	Studied at Mannheim University (MBA) and New York University (post graduate)

•	Two years with Bertelsmann (assistant to CEO)

•	Five years at KPMG covering financial institutions and industrial companies (CPA)

•	In 1989 : joined the Quandt family office

•	From 1990 to June 2000 : responsible for all financial questions and running the day-to-day-business(managing director)

•	Since June 2000 : head of the Quandt family office

•	Director of Gemplus International
Alex Mandl
Since September 2002, Mr. Mandl has been President and CEO of Gemplus International. The company is the world leader in smart card technologies serving the wireless, financial services, identification and security markets. During these three years, the Company was turned from a position of heavy losses and declining revenues to a performance of double digit growth, strong profitability and a quadrupling of the equity value.
From April 2001 through August 2002, Mr. Mandl was a principal in ASM Investments focusing on technology investments.
Previously, Mr. Mandl served as Chairman and CEO of Teligent, a company he started in 1996, offering the business markets an alternative to the local Bell Companies for telecommunication/internet services.
From 1991 to 1996, Mr. Mandl was with AT&T where he served as President and Chief Operating Officer with responsibility for long distance, wireless, local communications and internet services. Prior to his President/COO position he was AT&T’s Chief Financial Officer.
Between 1987 and 1991, Mr. Mandl was Chairman and CEO of Sea-Land Services, Inc., the world’s leading provider of ocean transport services.

In 1980, he joined Seaboard Coastline Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer.
Mr. Mandl began his career in 1969, when he joined Boise Cascade Corp., as a merger and acquisition analyst, and he held various financial positions during the next eleven years.
Mr. Mandl currently serves on the boards of Gemplus, Dell Computer Corporation, the Haas School of Business at the University of California (Berkeley), Willamette University and AEI.
Mr. Mandl holds an M.B.A from the University of California at Berkeley and a B.A. in economics from Willamette University in Salem, Oregon.
John Ormerod
John Ormerod is a UK chartered accountant and since 2004 has been a director of a number of private and public companies. He retired as a partner in the UK firm of Deloitte & Touche LLP in 2004 where he was Practice Senior Partner London and a member of the firm’s Executive and Board. He is 56 years of age.
After graduating from Oxford University with a degree in Physics in 1970, Ormerod joined the London office of Arthur Andersen as a trainee chartered accountant, qualifying in 1973. Apart from a period in 1978/9 when he was seconded to the UK National Audit Office, Ormerod was with Arthur Andersen until he joined Deloitte in 2002.
In terms of client specialisation, Ormerod spent the 1980s focused on the emerging venture capital sector. He worked on transaction due diligence assignments as well as the audit of venture backed companies, including several in the software and technology sectors. In the 1990s Ormerod led a number of major audit client relationships including companies with securities listed in London and New York. He also carried out related reporting accountant / advisory work. Later his focus turned increasingly towards the telecoms, media and technology (TMT) sector. Clients during this period included several fixed line and mobile telecommunications operators. He carried out work in connection with telecoms privatisations in Greece; Poland; and Croatia. He also conducted advisory and consulting work including for the European Commission as part of a study on interconnection cost accounting. During his career with Andersen, Ormerod performed a range of management and leadership roles. He was admitted to the partnership in 1981, and between 1984 and 1998 he had operating responsibility for a number of different groups of Andersen’s London audit practice. Ormerod’s international management experience includes having served for two years on Andersen’s Worldwide Chief Executive’s Advisory Council, as well as leading the development of a European capability as European TMT industry leader and member of the Global TMT Industry team executive.

Ormerod was an elected member of Andersen’s UK Partnership Council, as well as serving as its Chairman in 1999/2000. He was elected Andersen’s UK managing partner for 2001-2002 He also served as a member of the West European Operating Committee responsible for practices in the UK and Ireland. As leader of the UK practice, in 2002 Ormerod was responsible for negotiating the agreement to transfer some 3000 partners and staff to Deloitte as the UK firm felt the consequences of the Enron related problems facing the Andersen practice in the USA.
Ormerod is a director and chairman of the audit committee of Gemplus International; senior independent director and chairman of the audit committee of Misys, a UK listed software company; a member of the board and chairman of the audit committee of Transport for London; and a member of the group audit committee of HBOS, a UK listed bank.
Ormerod is a trustee of the Roundhouse Trust and is a member of the UK Regional Advisory Board of London Business School

Annex 3
Proposed amendments to Remuneration Policy for the Chief Executive Officer
With respect to long term or deferred Incentive it is proposed to be amended as follows.
Long term or deferred Incentive:
The Company has established a Global Equity Incentive Plan (The “GEIP”) for its employees.
Under the GEIP, the Chief Executive Officer may receive any of the following:
-	Options

-	Restricted shares units

-	Shares appreciation rights.
Any options granted to the Chief Executive Officer are unconditional. When granting option rights however, the Board shall apply performance criteria. Any option rights granted to the Chief Executive Officer may only be exercised upon expiration of four years after their date of grant and will be valid for up to nine and a half years as of such date. The exercise price of the options will be equal to the average of the closing price of the Axalto share on the Euronext Paris stock exchange during the five trading days preceding the grant date.
Notwithstanding the aforementioned, unless the employment with Axalto International SAS or the Company is terminated for willful misconduct (“faute lourde” within the meaning established by the French Supreme Court case law), any option rights will vest automatically upon decision of termination of the Chief Executive Officer and will remain exercisable for the full term of the option, notwithstanding any early termination provided in the GEIP and the relevant Sub-Plan, and all other eventual equity-based schemes will continue to vest even after the date of termination.
The long term or deferred Incentive part of the total remuneration package for the Chief Executive Officer shall be clearly above mid-point by comparison with the Comparison Group.

With respect to the Severance Payment it is proposed to be amended as follows.
Severance Payment: The Chief Executive Officer is entitled to a Severance Payment equal to one (1) year of reference salary. The reference salary to be used to compute this Severance Payment will be the annual gross salary paid by Axalto International SAS during the last twelve months preceding termination from the employment agreement, to which should be added all bonus and other discretionary cash incentives, as well as all board member fees received during that period.
The Severance Payment will not be due if the employment with Axalto International SAS or the Company is terminated for willful misconduct (“faute lourde” within the meaning established by the French Supreme Court case law).
The Severance Payment will be in addition to the indemnities and benefits that would be provided by French laws and regulations and the collective bargaining agreement for the Engineers and Management level Employees in the Metallurgical Industry (Convention collective nationale de la Métallurgie — Ingénieurs et Cadres), with a recognized seniority since 1981, in the event of termination by Axalto International SAS, including in particular the six month notice period indemnity provided in the employment agreement, as well as the dismissal and paid vacation indemnities.
The Chief Executive Officer will not be entitled to a Severance Payment upon voluntary resignation.

Shareholders and other persons entitled to attend shareholders’ meetings of Axalto Holding N.V. (the “Company”) are invited to an Extraordinary General Meeting of shareholders of the Company to be held on Tuesday, January 31, 2006 at 10.30 a.m. CET, in the Sheraton Amsterdam Airport Hotel, Schiphol Boulevard 101, Schiphol Airport, the Netherlands. Registration will take place between 9.30 a.m. and 10.15 a.m. CET.

Notice of an Extraordinary General Meeting of Shareholders of Axalto Holding N.V.
Agenda
1.	Opening.
2.	Proposal to approve the following resolution:
(i)	approve the proposed Combination of the Company and Gemplus International S.A. and of all steps and acts of the Company necessary to implement the Combination as described in the Explanatory Notes to this agenda, and

(ii)	amend the Articles of Association of the Company, as described in the Explanatory Notes and Annex 1 to this agenda, and authorise in connection with the amendment of the Articles of Association any and all members of the Board, as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declaration of non objection on the draft mentioned, as well as to execute the notarial deed of amendment to the Articles of Association, with effect of completion of the Contribution in Kind, and

(iii)	increase the number of members of the Board to eleven (11) as per the date of completion of the Contribution in Kind, as required under the Combination Agreement, subject to the condition of execution of the deed of amendment of the Articles of Association:
a.	the appointment of Mr. Alex Mandl as Executive Chairman of the Board, for a term beginning on the date of completion of the Contribution in Kind, as required under the Combination Agreement, and expiring eighteen (18) months after the effective date of his appointment,

b.	the appointment of Mr. David Bonderman, Mr. Geoffrey Fink, Mr. Johannes Fritz and Mr. John Ormerod as non-executive members of the Board as per the date of completion of the Contribution in Kind, as required under the Combination Agreement,

c.	the acknowledgement of the resignations of Mr. Maarten Scholten and Mr. Willem Stolwijk as members of the Board as per the date of completion of the Contribution in Kind, and granting of discharge for the fulfilment of their duties until the end of their terms of office,

d.	until the time that the Board will submit a proposal for the appointment of an eleventh non-executive independent Board member to the approval of the shareholders at a future shareholders meeting, the Board will be constituted of ten (10) Board members, the aforementioned under (iii) as described in the Explanatory Notes and Annex 2 to this agenda, and
(iv)	As a consequence of the changes in the Articles of Association regarding the dismissal of the Chief Executive Officer, amend the Company’s Remuneration Policy for the Chief Executive Officer, including the terms of the remuneration in the form of shares or rights to acquire shares, as described in the Explanatory Notes and Annex 3 to this agenda, with effect of completion of the Contribution in Kind. The Company’s Remuneration Policy for the Chief Executive Officer, once amended, will also apply in principle for determining the remuneration of the Executive Chairman.
3.	Any other business.

4.	Adjournment.
Language, Documents
The Company is an international company and its corporate language is English. The shareholders’ meeting will therefore be conducted in English. The complete agenda including explanatory notes, a copy of the draft deed of amendment of the Company’s Articles of Association (in Dutch and in English), information on the persons proposed for appointment to the Board and the proposed amendments to the Remuneration Policy for the Chief Executive Officer are available, free of charge, at the Company’s head office (Joop Geesinkweg 541- 542, Amsterdam, the Netherlands) and at the offices of Axalto International S.A.S. (50, avenue Jean Jaurès, Montrouge Cedex, France) and are published on the Company’s website (www.axalto.com).
Company shares can be held in two ways:
•	as registered shares (the shareholders are included in the Company’s shareholders’ register);

•	in an account with an account holder or intermediary through Euroclear France S.A. These shares are included in the Company’s shareholders’ register in the name of Euroclear France S.A. Under the Company’s Articles of Association, only shareholders included in the Company’s shareholders’ register are permitted to attend the shareholders’ meeting. They may alternatively be represented by a proxy authorized by them in writing.
Record date
In accordance with article 25.4 of the Company’s Articles of Association, the Board has decided that the persons entitled to attend and cast votes at this shareholders’ meeting will be those who were recorded as having those rights on January 25, 2006 (the record date) in a register designated by the Board for that purpose, regardless of whether they are shareholders at the time of the shareholders’ meeting.
Admission to the Shareholders’ meeting
Registered shareholders
All registered shareholders will receive a letter from the Company by post containing an invitation to the shareholders’ meeting, a copy of the complete agenda (including explanatory notes to the agenda), a copy of the English draft deed of amendment of the Company’s Articles of Association, information on the persons proposed for appointment to the Board, the proposed amendments to the Remuneration Policy for the Chief Executive Officer and details of the procedures for registering for the shareholders’ meeting. To be eligible to exercise voting rights in person at the shareholders’ meeting, registered shareholders must complete and sign the attendance form they receive with the invitation and return it to NMC, registrar (see below), by the record date. NMC’s receipt of the completed and signed form on time will constitute notice to the Company of the registered shareholders’ intention to exercise their voting and meeting rights. Registered shareholders who wish to be represented by a third party at the shareholders’ meeting must complete and sign an attendance form and a proxy form and return them to NMC by the record date. NMC’s receipt of the completed and signed forms on time will constitute notice to the Company of the registered shareholders’ intention to be represented by a third party.
Shareholders holding their shares through Euroclear France S.A.
Shareholders holding their shares in an account with an account holder or intermediary through Euroclear France S.A. are not included in the Company’s shareholders’ register. If they wish to attend the shareholders’ meeting, they must obtain a power of attorney from Euroclear France S.A. They can do this by obtaining a ‘Request for power of attorney’ form from their intermediary. The completed and signed form must be received by the intermediary by the record date. After obtaining a power of attorney, such shareholders will have the right to attend the shareholders’ meeting and exercise the voting rights attached to their Company shares themselves. If shareholders holding their shares through Euroclear France S.A. want to designate a third party to represent them at the Extraordinary General Meeting of Shareholders, they may do so by indicating the name and details of such party on their request for a power of attorney.
If shareholders holding their shares through Euroclear France S.A. want Euroclear France S.A. to vote on their behalf, they should provide Euroclear France S.A. with voting instructions for the shareholders’ meeting using a ‘Voting instruction form’, which they can obtain from their intermediary at their request. The completed and signed form must be received by the intermediary by the record date.
Shareholders holding their shares through Euroclear France S.A. may also transfer their shares in their own name in order to be registered in the Company’s shareholders’ register. To do this, they should contact NMC. Any forms to be filled in by the shareholders must be received by NMC on January 18, 2006, 5:00 p.m. CET at the latest.
Registration and identification of persons attending the shareholders’ meeting
Registration will take place in the Sheraton Amsterdam Airport Hotel, Schiphol Boulevard 101, Schiphol Airport, the Netherlands, on Tuesday January 31, 2006 between 9.30 a.m. and 10.15 a.m. CET. Once the proceedings have started, registration will no longer be possible.
Those entitled to attend the shareholders’ meeting will be required to present proof of identification when registering and are required to sign the attendance list. Proxy holders and holders of a power of attorney are required to present a copy of their proxy or power of attorney, as the case may be.
Information for shareholders
For further information and documentation, please contact the Company’s registrar: Netherlands Management Company B.V. (NMC), Locatellikade 1, 1076 AZ Amsterdam, the Netherlands (tel. +31 20 575 7124, fax +31 20 420 6190). The contact person at NMC is Ms. Saskia Engel (English speaking) or Ms. Juliette Hunt (French speaking).
Registrar
The Company’s registrar is Netherlands Management Company B.V. (NMC), Locatellikade 1, 1076 AZ Amsterdam, the Netherlands (tel. +31 20 575 7124, fax +31 20 420 6190). The contact person at NMC is Ms. Saskia Engel (e-mail: Saskia.Engel@TMF-Group.com).